UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aenza S.A.A.

(Name of Subject Company (issuer))

IG4 Capital Infrastructure Investments LP

IG4 Capital Private Equity Investments II-A LP

IG4 Capital Private Equity Investments II-B LP

IG4 Capital Private Equity Investments II-C LP

(Name of Filing Persons (Offerors))

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

PEP736581005*

(CUSIP Number of Class of Securities)

*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

00776D 103**

(CUSIP Number of American Depositary Shares)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Derrick Lott

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,006,671	$4,910.23

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as follows: (a) the difference of (i) 871,917,855 common shares par value S/ 1.00 per share (collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”) outstanding as of March 31, 2021 minus (ii) 204,830,579 Common Shares owned by GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), being 667,087,276 Common Shares, including Common Shares represented by ADSs, which can be tendered in the tender offer launched in the United States (the “U.S. Offer”) simultaneously with a tender offer launched in Peru (the “Peru Offer” and together with the U.S. Offer, the “Offers”); (b) the sum of (i) 667,087,276 Common Shares, including Common Shares represented by ADSs, and (ii) 93,962,525 Common Shares to be tendered by the Sellers in the Peru Offer pursuant to a tender offer support agreement between IG4 Capital Infrastructure Investments LP (“Purchaser”) and the Sellers, dated as of August 24, 2020, as amended on June 3, 2021, being 761,049,801 Common Shares, including Common Shares represented by ADSs, that can be tendered across the Offers; (c) the quotient of (i) 667,087,276 divided by (ii) 761,049,801, yielding a proration factor of 0.87654; (d) the product of (i) 107,198,601, being the Common Shares, including Common Shares represented by ADSs, sought in the Offers and (ii) 0.87654, being 93,963,395 (the maximum number of Common Shares, including Common Shares represented by ADSs, which can be acquired by Purchaser in the U.S. Offer (the “Subject Securities”); and (e) the product of (i) the Subject Securities and (ii) the offer price of S/ 1.88 per Common Share, being S/ 176,651,182, as converted into U.S. dollars based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) for transactions carried out between 9:00 a.m. and 1:30 p.m., Lima time, as reported by the Central Reserve Bank of Peru on its official website at https://www.bcrp.gob.pe/en at 2:00 p.m., Lima time, on June 7, 2021, being U.S. $45,006,671 (the “Transaction Valuation”).
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by .0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,910.23	Filing Party: IG4 Capital Infrastructure Investments LP
Form or Registration No.: Schedule TO	Date Filed: June 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
________________________________________________

This Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021 (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on June 16, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”). This Schedule TO relates to the offer by Purchaser to purchase 107,198,601 common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”), which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru and in the United States, for S/ 1.88 per Common Share and S/ 9.40 per ADS, in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).

This Amendment is being filed on behalf of Purchaser and IG4. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet of the Offer to Purchase as follows:

The following paragraph replaces, in the Summary Term Sheet, the fourth paragraph of the answer to the question “If I decide not to tender, how will the U.S. Offer affect my Common Shares or ADSs?” on page 8:

As soon as practicable following consummation of the Offers, to the extent permitted by applicable law, we intend to request the Company’s board of directors (the “Company Board”) to convene a special meeting of the shareholders of the Company to seek the replacement of three (3) out of the nine (9) directors of the Company Board, in each case with individuals associated with IG4. We also intend to identify and suggest to other shareholders of the Company suitable candidates for election to the Company Board as independent directors.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 10 (“Background of the Offers; Past Contacts or Negotiations with the Company”) of the Offer to Purchase as follows:

The following paragraphs are added at the end of Section 10:

On June 18, 2021, IG4 received a letter from the Company requesting clarification from IG4 with respect to certain matters to assist the Company with its evaluation of the Offers (the “Company Letter”). An English translation of the Company Letter is set out below.

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“[Aneza Letterhead]

Lima, June 18th, 2021

Sirs

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP

50 La Colomberie, St. Helier

Jersey, JE2 4QB

Attention:	Mr. Pablo Kühlenthal Becker Mr. Andrew Neil Cunningham

Reference:	Public Tender Offer

Dear Sirs:

We hereby refer to the prior Public Tender Offer ("Tender Offer" or the "Offer") initiated by IG4 Capital Infrastructure Investments LP ("IG4") for a total of 107'198,601 common shares with voting rights of the capital stock of Aenza (“Aenza” or the “Company”), including the American Depositary Shares – ADS issued in the United States of America, which represent a total of 12.29% of Aenza’s capital stock.

The terms indicated in capital letters that are not defined in this letter will have the meaning given to them in the informative prospectus of the OPA dated June 15th, 2021 (the “Informative Prospectus”).

In this regard, the Company has reviewed both the Informative Prospectus and the Tender Offer Statement dated June 15th, 2021 (the "Schedule TO") relating to the public tender offer of the Company’s shares in the United States (the "U.S. Offer" and together with the Tender Offer, the "Offers") and has preliminarily identified certain matters that the Company considers require clarification by IG4 for the benefit of the Company's shareholders in their evaluation of the Offers.

In this sense, and without prejudice to any further queries that we may formulate later on, we request that you provide us with information on the following points:

1.	As indicated in the Schedule TO, the intention of IG4 is, as soon as practicable after the closing of the offers, to convene an extraordinary shareholders’ meeting of the Company in order to replace three current directors with persons associated with IG4 and, in addition, to replace two current directors of the Company with two independent directors proposed by IG4. In the Peruvian Prospectus we have not identified the intention to replace two current directors with two independent directors proposed by IG4. Please confirm whether, following the closing of the Offers, IG4's intention is to replace two current directors with two independent directors proposed by IG4.

2.	What is the maximum amount of the capital stock that IG4 can and/or aspires to control (political rights plus ownership of shares) in the event that 100% of the shareholders access the Offers?

3.	In the Peruvian Prospectus and Schedule TO it is stated that IG4 will seek that at least two (2) shareholders of the Target Company, each one of them holders of shares representing 4% or more of the capital stock, to publicly state their intention to support the plans and vision that IG4 has for Aenza. In this regard, we need IG4 to specify if “support” should be understood to vote in favor of certain initiatives of IG4 at the General Shareholders' Meeting, and if to this date there is any agreement, pre-agreement or negotiation, or if there has been any discussion or contact with any shareholder that represents 4% or more of the capital stock for the aforementioned purposes.

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4.	IG4 states in the Peruvian Prospectus and Schedule TO that as part of its commitments with the Sellers, if the Offers are successful, it has agreed that it will refrain from actively promoting social liability actions on the general shareholders’ meetings against Messrs. José Alejandro Graña Miró Quesada, Mario Germán Oscar Alvarado Pflucker and Hernando Alejandro Constancio Graña Acuña related to any of the responsibilities deriving from aspects covered under their possible collaboration agreements, and at the General Shareholders' Meetings of the Company will abstain from voting on agenda items related to said matter in order to avoid any possible conflict of interest. In this regard, although the aforementioned is limited to the role of IG4 in the general shareholders' meetings, we need to know if the abovementioned commitments could be extended to the directors appointed by IG4 in case the offers are successful or if there is any agreement related to the role of the directors nominated by IG4 with regards to this point. In addition, does IG4 believe that this engagement with the Sellers, which would restrict the Company's ability to act against them, is in the best interest of all of the Company's shareholders? Is this agreement consistent with IG4's plans for the Company? Is it consistent with the explicit objective and have a conflict of interest with what was offered to improve the Corporate Governance of the Company?

5.	Referring to a possible restructuring of the Company, IG4 indicates that the evaluations it has been carrying out include the granting of a credit facility that is pre-negotiated with four banks for USD 120 million. In this regard, we request that you provide us with the terms and conditions of said pre-negotiated facility, the terms in which it could be closed if the OPA is successful and if the banks' financing commitments are binding. Likewise, we request that you inform us if with the pre-negotiated facility, it has been considered to obtain a line of additional promissory letters.

6.	In addition to the information about the Offeror included in the Peruvian Prospectus and Schedule TO, we request that you provide us with more details about the experience of IG4 and/or its executives in infrastructure and engineering and construction businesses, or in companies that carry out commercial activities. similar to those carried out by Aenza.

7.	In addition to what is stated in a general way as part of the vision and plans for the Company, according to the Peruvian Prospectus and Schedule TO, we request that you inform us if you have specific plans regarding engineering and construction, Aenza's main commercial activities. According to the Peruvian Prospectus and Schedule TO, IG4 indicates that it is conducting evaluations that include the search for a strategic partner for the engineering and construction unit, and that it is contemplating spinning off two or more entities to separate the infrastructure assets from the assets of engineering and contraction, real estate and energy. We request that you inform us who are the potential strategic partners and what are the assets that you seek to spin off.

8.	We request that you confirm if any of the limited partners of IG4 has as final beneficiary, participants or investors, competing companies of Aenza or has any of the Sellers or any other individuals related to them up to the second degree of consanguinity.

9.	In addition to the GH Syndication Agreement, GH Supplementary Agreement, HG Syndication Agreement, HG Supplementary Agreement, Guarantee Trust Agreement, MOU and Tender Offer Support Agreement, is there any other agreement, arrangement or understanding between IG4 and some of the Sellers or persons or entities associated with the Sellers or any other individual related to them up to the second degree of consanguinity?

Considering the time periods available to the Board of Directors to be able to decide on the Offers in accordance with the applicable legislation, we would be grateful if you could answer the queries formulated as soon as possible. We remain at your disposal for any clarification or additional scope that you may consider necessary for this purpose.

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For any coordination, please contact our lawyers, Juan Luis Hernández (jlhernandez@ehernandez.com.pe) and Juan Francisco Mendez (jmendez@stblaw.com).

Sincerely yours,

/s/ Christian Laub Benavides
Christian Laub Benavides
President of the Board of Directors
President of the Tender Offer Committee

Cc:

George Karafotias

Derick Lott

Roberto Mac Lean Martins

Bruno Amiel Rodríguez-Carpi”

On June 22, 2021, IG4 sent a letter to the Company with its response to the clarification requested by the Company (the “IG4 Reply”). An English translation of the IG4 Reply is set out below.

“Lima, June 22nd, 2021

Messrs.

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Av. San Borja Norte 382 – San Borja

Lima, Perú

Attention:	Alix Fernando Godos García General Intendant of the General Intendancy of Conduct Supervision

Subject:	Answers to the queries made by Aenza S.A.A. (formerly, Graña y Montero S.A.A.) in relation to the Tender Offer made by IG4 Capital Infrastructure Investments LP.

Dear Sirs,

We hereby inform that, on June 18th, 2021, we were notified with a communication from Aenza S.A.A. (hereinafter "Aenza" or the "Target Company") by virtue of which we are asked a series of queries in relation to the Offers, as this term is defined in the informative prospectus dated June 15th, 2021

In this sense, we hereby comply with attaching as an annex to this communication the letter sent to the Target Company on June 22nd, 2021, through which we have responded to each of the aforementioned queries.

Sincerely,

/s/ Roberto Guillermo Mac Lean Martins
Roberto Guillermo Mac Lean Martins
National Identity Document No. [REDACTED]
On behalf of the Offeror

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Lima, June 22nd, 2021

Messrs.

AENZA S.A.A.

(formerly Graña y Montero S.A.A.)

Av. Petit Thouars No. 4957, Miraflores

Lima, Perú

Attention:	Christian Laub Benavides Presidente del Directorio

Subject:	Answers to the queries made by Aenza S.A.A. (formerly, Graña y Montero S.A.A.) in relation to the Tender Offer made by IG4 Capital Infrastructure Investments LP.

Dear Sirs,

Hereby we respond to each of the queries made by Aenza S.A.A. ("Aenza" or the "Target Company") in relation to: (i) the Tender Offer over Shares issued by the Target Company (hereinafter, the "OPA" or the "Offer") made by IG4 Capital Infrastructure Investments LP (the “Offeror”); and, (ii) the simultaneous offer in the United States of America to acquire Shares issued by the Target Company owned by shareholders resident in the United States of America, as well as American Depositary Shares - ADS that represent five (5) Shares of the Target Company also made by the Offeror (the "US Offer" and, together with the Offer, the "Offers"). The US Offer is carried out in accordance with Schedule TO - Tender Offer Statement Under Rule 14d-1 of the Securities Exchange Act of 1934 (the “Schedule TO”).

The terms indicated in capital letters that are not defined in this letter will have the meaning given to them in the informative prospectus of the OPA dated June 15th, 2021 (the “Peruvian Prospectus”).

Additionally, we hereby request that you communicate this response as a Significant Event Report (Hecho de Importancia) to the Superintendency of the Securities Market.

1.	As indicated in the Schedule TO, the intention of IG4 is, as soon as practicable after the closing of the offers, to convene an extraordinary shareholders’ meeting of the Company in order to replace three current directors with persons associated with IG4 and, in addition, to replace two current directors of the Company with two independent directors proposed by IG4. In the Peruvian Prospectus we have not identified the intention to replace two current directors with two independent directors proposed by IG4. Please confirm whether, following the closing of the Offers, IG4's intention is to replace two current directors with two independent directors proposed by IG4.

Answer: As explained in both the Peruvian Prospectus and the Schedule TO, IG4 is seeking to secure a “participación significativa” representing approximately 25.01% of the Target Company’s capital stock. This percentage ownership would allow IG4 to propose and to potentially elect (depending on the quorums and votes cast by other shareholders of the Target Company) three (3) members of the Target Company’s board of directors at a general meeting of shareholders.

IG4 also intends to identify and suggest to other shareholders suitable candidates for election to the Target Company’s board of directors as independent directors, IG4 has not engaged in discussions with any shareholder regarding potential independent director candidates and intends to engage in such discussions only following completion of the Offers.

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2.	What is the maximum amount of the capital stock that IG4 can and/or aspires to control (political rights plus ownership of shares) in the event that 100% of the shareholders access the Offers?

Answer: As explained in both the Peruvian Prospectus and the Schedule TO, IG4 is seeking to secure a “participación significativa” representing approximately 25.01% of the Target Company’s capital stock. If acceptances from recipients exceed the 12.29% as targeted percentage under both Offers, IG4 will in principle only acquire Common Shares, including Common Shares represented by ADSs, representing 12.29% by applying the proration rule

IG4 does not speculate on hypothetical questions/scenarios. If IG4 determines to acquire additional Common Shares, including Common Shares represented by ADS, then IG4 will do so only in accordance with applicable requirements of the Peru Tender Offer Regulations and U.S. securities laws.

3.	In the Peruvian Prospectus and Schedule TO it is stated that IG4 will seek that at least two (2) shareholders of the Target Company, each one of them holders of shares representing 4% or more of the capital stock, to publicly state their intention to support the plans and vision that IG4 has for Aenza. In this regard, we need IG4 to specify if “support” should be understood to vote in favor of certain initiatives of IG4 at the General Shareholders' Meeting, and if to this date there is any agreement, pre-agreement or negotiation, or if there has been any discussion or contact with any shareholder that represents 4% or more of the capital stock for the aforementioned purposes.

Answer: IG4 has not entered into or been involved in any agreement with any shareholder of the Target Company (other than the Sellers). All agreements, pre-agreements or negotiations have been described in both the Peruvian Prospectus and the Schedule TO. Prior to the commencement of the Offers, IG4 maintained contacts with shareholders of the Target Company (other than the Sellers), but such contacts did not lead to any agreement regarding the Target Company.

The Offer documents disclose IG4’s plans for the Target Company and its belief that, as a strategic investor in the Target Company, it can help to create value and transform the Target Company.

IG4 is seeking to secure a “participación significativa” representing approximately 25.01% of the Target Company’s capital stock, that will enable IG4 to influence (but not control) the Target Company. For such purposes, IG4 believes it is important for itself as well as for other shareholders to understand if such plans, as disclosed in the Offer documents, are viewed positively or negatively by other relevant shareholders of the Target Company. The plans presented in the Offer documents that IG4 intends to focus on in the short term, with the support of other shareholders, are subject to further evaluation (including by the Target Company’s board of directors). IG4 is not seeking a voting commitment from other shareholders in respect of such plans. Instead, IG4 is only seeking a public statement that the shareholder making the statement is amenable to consider IG4’s plans and proposals for the Target Company. The statement of support is not a condition to the Offers.

Following consummation of the Offers, IG4 intends to conduct a detailed review of the Target Company to consider and determine what, if any, changes would be desirable in light of the circumstances which exist.

4.	IG4 states in the Peruvian Prospectus and Schedule TO that as part of its commitments with the Sellers, if the Offers are successful, it has agreed that it will refrain from actively promoting social liability actions on the general shareholders’ meetings against Messrs. José Alejandro Graña Miró Quesada, Mario Germán Oscar Alvarado Pflucker and Hernando Alejandro Constancio Graña Acuña related to any of the responsibilities deriving from aspects covered under their possible collaboration agreements, and at the General Shareholders' Meetings of the Company will abstain from voting on agenda items related to said matter in order to avoid any possible conflict of interest. In this regard, although the aforementioned is limited to the role of IG4 in the general shareholders' meetings, we need to know if the abovementioned commitments could be extended to the directors appointed by IG4 in case the offers are successful or if there is any agreement related to the role of the directors nominated by IG4 with regards to this point. In addition, does

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IG4 believe that this engagement with the Sellers, which would restrict the Company's ability to act against them, is in the best interest of all of the Company's shareholders? Is this agreement consistent with IG4's plans for the Company? Is it consistent with the explicit objective and have a conflict of interest with what was offered to improve the Corporate Governance of the Company?

Answer: IG4 believes that the Target Company needs, as a condition for its survival, to have the shareholders implied in investigations removed from active participation in the company´s governing bodies and has secured an agreement with the selling shareholders reaching this most important goal.

As a condition for reaching this agreement, IG4 has assumed the commitment described in your question. It is important to note that this commitment is assumed by IG4 as a shareholder, applies only to discussions at the shareholders meetings, and implies that IG4 will refrain from proactively leading such an initiative at the shareholder level. IG4 has assumed a commitment strictly as a shareholder which in no way involves the Target Company or its subsidiaries. Moreover, IG4´s commitment implies a restriction on a particular initiative and does not mean that IG4 would seek to block or impede in any way any actions that the Target Company or its subsidiaries may seek to bring against these individuals.

Lastly, this commitment is limited to IG4 in its capacity as a shareholder of the Company and does not extend to any representatives of IG4 elected or appointed as members of board of directors of the Company or any of its subsidiaries.

For this reason IG4 believes that, having entered into the TOSA, and if the Offers are successful, completing the withdrawal of the former executives and shareholders involved in investigations will be of great benefit for the Target Company and its shareholders; additionally, the referred commitment will not hinder in any way the Target Company´s capacity to act against any Sellers, and is consistent with IG4´s plans for the Target Company and its objective of improving the Target Company´s corporate governance.

5.	Referring to a possible restructuring of the Company, IG4 indicates that the evaluations it has been carrying out include the granting of a credit facility that is pre-negotiated with four banks for USD 120 million. In this regard, we request that you provide us with the terms and conditions of said pre-negotiated facility, the terms in which it could be closed if the OPA is successful and if the banks' financing commitments are binding. Likewise, we request that you inform us if with the pre-negotiated facility, it has been considered to obtain a line of additional promissory letters.

Answer: As previously explained, IG4’s intention is to secure “participación significativa” representing approximately 25.01% of the Target Company’s capital stock. This percentage will allow IG4 to exert influence (but not control) over the Target Company.

The terms of the referred facility cannot be disclosed at this point because they are subject to a confidentiality clause and to the Offers being successful. If the Offers are successful, these terms will have to be presented to the Target Company’s management for evaluation and further negotiation of details. Eventually this facility would have to be approved either at the General Shareholders' Meeting or by the Target Company’s board of directors, as may be required by the bylaws of the Target Company.

6.	In addition to the information about the Offeror included in the Peruvian Prospectus and Schedule TO, we request that you provide us with more details about the experience of IG4 and/or its executives in infrastructure and engineering and construction businesses, or in companies that carry out commercial activities. similar to those carried out by Aenza.

Answer: IG4’s executive team has 100+ years of combined experience across several sectors and geographies. The senior team has been working together nearly 10 years, with relevant experience in industries such as infrastructure, oil & gas, real estate, and construction. The team is currently composed of 20 investment team members and 8 operations team members, having executed 4 successful turnarounds across Latin America.

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Today IG4 manages Iguá Saneamento S.A. (“Iguá”), the third largest private water and sewage operator in Brazil. After investing in the company in 2017, IG4 spearheaded its turnaround via a series of initiatives including restructuring its existing debt, converting debt into equity, renegotiating existing concession agreements, and implementing a new business plan and management team. In October 2018, the Alberta Investment Management Corporation invested approximately US$ 111 million into the funds managed by IG4 that control Iguá, effectively recapitalizing the company and validating the success of our turnaround strategy to that point. In April 2021, the Canada Pension Plan Investment Board agreed to invest approximately US$ 220 million to acquire a 45% aggregate stake in Iguá via a primary as well as a secondary transaction. Iguá won the auction for the concession of Block 2 in the privatization of water and sewage services from CEDAE, Rio de Janeiro’s water and sewage company, for a fixed grant fee of US$ 1.3 billion.

In 2020, IG4 raised US$ 231.5 million for the creation, among other investments, of a hospital infrastructure platform called Opy Health. Said platform acquired and directly manages 2 hospital public private partnership agreements – one for the Novo Metropolitano hospital in Belo Horizonte, Brazil, and another for the Zona Norte hospital in Manaus, Brazil with a total of more than 1,000 beds. Furthermore, funds managed by IG4 also acquired a controlling stake in CLI in December 2020, and now operates and manages the grain terminal in the northern Brazilian state of Maranhão.

7.	In addition to what is stated in a general way as part of the vision and plans for the Company, according to the Peruvian Prospectus and Schedule TO, we request that you inform us if you have specific plans regarding engineering and construction, Aenza's main commercial activities. According to the Peruvian Prospectus and Schedule TO, IG4 indicates that it is conducting evaluations that include the search for a strategic partner for the engineering and construction unit, and that it is contemplating spinning off two or more entities to separate the infrastructure assets from the assets of engineering and contraction, real estate and energy. We request that you inform us who are the potential strategic partners and what are the assets that you seek to spin off.

Answer: As previously explained, IG4’s intention is to secure “participación significativa” representing approximately 25.01% of the Target Company’s capital stock. This percentage will allow IG4 to exert influence (but not control) over the Target Company and, consequently, IG4 will have the ability to promote initiatives but will not have the capacity to individually approve definitive plans at the general shareholders' meeting or in the board of directors.

In this sense, the plans described in the Peruvian Prospectus and Schedule TO contain the level of detail to which IG4 can aspire.

8.	We request that you confirm if any of the limited partners of IG4 has as final beneficiary, participants or investors, competing companies of Aenza or has any of the Sellers or any other individuals related to them up to the second degree of consanguinity.

Answer: IG4 cannot disclose the names of our limited partners. However, we can disclose that all of them are institutional investors and that none of the limited partners of IG4 are owned or controlled by a competitor of Aenza, and that none of the Sellers or any other individuals related to them up to the second degree of consanguinity are investors in the funds which have invested in the fund managed by Offeror. Although, we cannot discard that our limited partners, being institutional investors, may have investments in entities similar to Target Company in other parts of the world.

9.	In addition to the GH Syndication Agreement, GH Supplementary Agreement, HG Syndication Agreement, HG Supplementary Agreement, Guarantee Trust Agreement, MOU and Tender Offer Support Agreement, is there any other agreement, arrangement or understanding between IG4 and some of the Sellers or persons or entities associated with the Sellers or any other individual related to them up to the second degree of consanguinity?

Answer: No

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Sincerely,

/s/ Pablo Ignacio Kühlenthal Becker
Pablo Ignacio Kühlenthal Becker
On behalf of the Offeror

With copy to:

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Av. San Borja Norte 382 - San Borja

Lima Peru

Attention: Alix Fernando Godos García - General Intendant of the General Intendancy of Conduct Supervision”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 7 (“Possible Effects of the U.S. Offer on the Market for Common Shares and ADSs”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 7, the second paragraph on page 37:

As soon as practicable following consummation of the Offers, to the extent permitted by applicable law, we intend to request the Company’s board of directors (the “Company Board”) to convene a special meeting of the shareholders of the Company to seek the replacement of three (3) out of the nine (9) directors of the Company Board, in each case with individuals associated with IG4. We also intend to identify and suggest to other shareholders of the Company suitable candidates for election to the Company Board as independent directors.

Item 6 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in Section 11 (“Purpose of the Offers; Plans for the Company”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 11, the first paragraph under the caption “Plans for the Company” on page 45:

As soon as practicable following consummation of the Offers, to the extent permitted by applicable law, we intend to request the Company Board to convene a special meeting of the shareholders of the Company to seek the replacement of three (3) out of the nine (9) directors of the Company Board, in each case with individuals associated with IG4. We also intend to identify and suggest to other shareholders of the Company suitable candidates for election to the Company Board as independent directors. Following the consummation of the Offers, we also expect to lead the selection of the new Chief Executive Officer and Chief Financial Officer of the Company.

The following paragraph replaces, in Section 11, the second last paragraph under the caption “Plans for the Company” on page 47:

If IG4 achieves a “participación significativa” representing no less than 218,066,655 Common Shares, representing approximately 25.01% of the outstanding Common Shares, including Common Shares represented by ADSs, then according to the Peru Tender Offer Regulations, IG4 is not permitted to acquire an additional significant interest in the Company, including Common Shares and Common Shares represented by ADSs, if such acquisition would result in IG4’s percentage ownership of the voting interests in the Company being equal to or exceeding 50% of the outstanding capital stock of the Company, other than by means of a mandatory tender offer.

11

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP

By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-A LP

By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-B LP

By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page - Schedule TO/A]

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-C LP

By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE CO-INVESTMENTS A LP

By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page - Schedule TO/A]